COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED
2008 JAN -2 P 1:17

08000015

December 28, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

SUPPL

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the text of a voting rights announcement by DGAP, an affiliate of EquityStory AG, regarding the decrease in the voting rights of Capital Research and Management Company, Los Angeles, CA in Commerzbank common stock below the 3.0% level to a level of 2.997% as of December 13, 2007. The announcement is published in accordance with the German Securities Trading Act and they may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Senior Vice President &
General Counsel

Jennifer O'Neill
Assistant Cashier

PROCESSED
JAN 07 2008
THOMSON
FINANCIAL

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

Commerzbank AG / Release of an announcement according to Article 21, Section 1 of the WpHG [the German Securities Trading Act] (share)

20.12.2007

Release of a Voting Rights announcement, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

On 19 December 2007, Capital Research and Management Company, Los Angeles, USA informed us according to article 21 (1) WpHG that the voting rights of Capital Research and Management Company in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have fallen under the 3% limit of the voting rights on 13 December 2007 and as of this date amount to 2.997% (19.696.482 voting rights).

Voting rights in Commerzbank AG amounting to 2.997% (19.696.482 voting rights) are to be attributed to Capital Research and Management Company according to article 22 (1) 1 No. 6 WpHG.

DGAP 20.12.2007

Language:	English
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt am Main Deutschland
Internet:	www.commerzbank.de

End of News DGAP News-Service

END